UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements.  The statements of net assets available for benefits as of December 31, 2011 and 2010, and the statements of changes in net assets available for benefits for the years then ended, together with notes to financial statements, and PricewaterhouseCoopers LLP’s Report of Independent Registered Public Accounting Firm thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibit.  The written consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference of the Plan’s financial statements in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 23.1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: June 27, 2012	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ James A. Ajello
James A. Ajello
Its Chairman

	By:	/s/ Chester A. Richardson
Chester A. Richardson
Its Secretary

Hawaiian Electric Industries

Retirement Savings Plan

Financial Statements

December 31, 2011 and 2010

Hawaiian Electric Industries Retirement Savings Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2011 and 2010	4

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010	5

Notes to Financial Statements December 31, 2011 and 2010	6–15

Exhibit

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Note:

Other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Hawaiian Electric Industries Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 27, 2012

Hawaiian Electric Industries Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Plan interest in Master Trust
Investments, at fair value	$281,286,297	$276,022,614
Notes receivable from participants	5,964,986	5,054,340
Participant contributions receivable	104,856	103,690
Total assets	287,356,139	281,180,644
Liabilities
Accounts payable	4,352	3,876
Net assets available for benefits	$287,351,787	$281,176,768

The accompanying notes are an integral part of these financial statements.

Hawaiian Electric Industries Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010

Additions
Additions to net assets attributable to
Investment income
Plan interest in Master Trust
Net (depreciation) appreciation in fair value of investments	$ (2,646,826)	$23,898,633
Dividends and interest	7,976,356	6,302,964
Total investment income	5,329,530	30,201,597
Master Trust interest from participants’ notes receivable	250,302	254,549
Contributions
Participants	16,892,389	15,896,864
Employer	24,683	13,615
Rollover	1,210,485	657,794
Total contributions	18,127,557	16,568,273
Total additions	23,707,389	47,024,419
Deductions
Distributions to participants	(17,506,902)	(17,422,866)
Administrative expenses and other	(25,468)	(17,031)
Total deductions	(17,532,370)	(17,439,897)
Net increase	6,175,019	29,584,522
Net assets available for benefits
Beginning of year	281,176,768	251,592,246
End of year	$287,351,787	$281,176,768

The accompanying notes are an integral part of these financial statements.

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements
December 31, 2011 and 2010

1.                           Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (the Plan or HEIRS Plan) was established by Hawaiian Electric Industries, Inc. (the Company or HEI) effective April 1, 1984.  The Plan is a defined contribution 401(k) plan that provides certain tax benefits to participating employees.  As of December 31, 2011, the Participating Employers in the Plan were Hawaiian Electric Industries, Inc., Hawaiian Electric Company, Inc. (HECO), Maui Electric Company, Limited (MECO), and Hawaii Electric Light Company, Inc. (HELCO).

The Plan document was restated effective January 1, 2008 and amended on May 5, 2009 and December 11, 2009.  Effective May 1, 2011, the HEIRS Plan was amended and restated in its entirety to incorporate benefit changes negotiated with the electrical workers’ union representing employees of HECO, MECO and HELCO.  The changes include a 50% match on the first 6% of compensation deferred to the HEIRS Plan by all employees who commence employment on or after May 1, 2011.  The matching contribution is subject to a six-year graded vesting schedule.  As part of the restatement, HEI, the Plan sponsor, was designated as the Plan “Administrator,” as defined in the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following description of the Plan provides only general information.  Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description:

a.                 Plan Administration

The Company is the Administrator of the Plan.  The board of directors of the Company has established the Pension Investment Committee (PIC) to oversee the administration of the Plan and the investment options offered under the Plan.  The PIC has appointed an Administrative Committee to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan’s provisions.  The PIC has also appointed an Investment Committee to oversee the day-to-day financial affairs of the Plan.  The Administrative and Investment Committees are comprised of employees of the Company or its subsidiaries and are chaired by a member of the PIC.

The Participating Employers and the Plan currently pay the Plan’s administrative fees.  Certain of the mutual funds offered under the Plan also pay fees to the Plan’s trustee, which are used to pay for Plan administration including recordkeeping. Fees charged directly to the Plan that are not paid by asset-based fees are allocated to participant accounts.  Participants may also be assessed interest and fees related to participants’ notes receivable and withdrawals.

b.                 Eligibility

All nonbargaining unit employees of the Participating Employers (other than leased employees or contract employees hired for specific tasks or assignments) are eligible to participate in the Plan upon employment.  Bargaining unit employees are eligible to participate in the Plan upon becoming “regular” employees under the terms of the applicable collective bargaining agreement (and subject to any future changes therein).  Participation in the Plan is voluntary for eligible employees.

c.                  Salary Reduction Contributions

Employees participate in the Plan by making salary reduction contributions of up to 30% of compensation, subject to a federal tax limit of $16,500 in 2011 and 2010.

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Participants who are age 50 or older, or who attain age 50 during the year, may elect to make catch-up contributions, as defined in the Plan, subject to a federal tax limit of $5,500 in 2011 and 2010.

For purposes of calculating contributions to the Plan, compensation is defined as Box 1, W-2 earnings, modified to (a) exclude discretionary bonuses, fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances, and special executive compensation; and (b) include nontaxable elective contributions made by a Participating Employer to the Plan, a cafeteria plan, or a pretax transportation spending plan.

Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan.  The maximum limit was $245,000 in 2011 and 2010.

d.                 Employer Nonelective Contributions and Matching Contributions for New Employees

Effective May 1, 2011, the Participating Employers will match the 401(k) contributions of their respective participants who are first employed (or deemed to be new employees under Section 1.2 of the Retirement Plan for Employees of Hawaiian Electric Industries, Inc. and Participating Subsidiaries) after April 30, 2011.  The amount of the match is 50% of the first 6% of annual compensation deferred by the participant (i.e., maximum matching contribution of 3% of the participant’s annual compensation).

e.                 Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts.  Each participant is 100% vested in all of the participant’s subaccounts other than a matching contribution subaccount (if any).  A participant’s benefits equal the vested balance in the participant’s account at the time of distribution.  Each participant’s account is credited with the participant’s elective contributions, any matching contributions, if applicable, and allocations of plan earnings and gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid directly by the Plan or charged directly to the participant’s account.  Individual expenses, such as fees associated with loans and distributions, are charged directly to a participant’s individual account.  Other administrative expenses, such as recordkeeping expenses, are paid through investment level expenses that are borne by participants in proportion to their investments in the designated investment alternatives that make revenue sharing payments to the Plan’s trustee.  Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an ERISA Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual account.  Participants are responsible for directing the investment of all amounts in their accounts using investment options offered under the Plan and for the performance of such investments.  The Plan currently offers various mutual funds and target-date funds, and a unitized common stock fund that consists of shares of HEI common stock and short-term liquid investments.  Participants may change their investment elections at any time.  If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom K Fund specific to the participant’s normal retirement age or such other investment as the PIC may direct, pending other direction by the participant.

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The portion of the Plan comprising the HEI Common Stock Fund is designated as an employee stock ownership plan (ESOP).  Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment alternatives become part of the ESOP component of the Plan.

There are two limitations on the amount a participant may invest in the HEI Common Stock Fund.  First, a participant may not direct more than 20% of any contribution to the HEI Common Stock Fund.  Second, participants and beneficiaries are prohibited from making transfers or exchanges from other investment alternatives into the HEI Common Stock Fund if the transfer or exchange would cause the participant’s or beneficiary’s investment in the HEI Common Stock Fund to exceed 20% of the participant’s or beneficiary’s total account balance.

f.                     Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability or other termination of employment.  Distributions may be made in a single lump sum, or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining account balance.  Retired participants may also elect to receive required minimum distributions from the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment.  Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of an automatic direct rollover to an Individual Retirement Account (IRA) designated by the Administrative Committee, unless the participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Distributions from the HEI Common Stock Fund are in the form of HEI common stock, with any fractional shares paid in cash, or, if the participant so elects, cash.  Distributions of HEI Stock Ownership Plan (HEISOP) subaccounts invested in the HEI Common Stock Fund may be made in installments, generally over a period of no more than five years, or may be made in a single lump sum (in stock or in cash).

The participant’s account will be reduced by any unpaid note balance at the time of distribution.

g.                 Death Benefits

Upon the death of a participant, the full value of the participant’s vested account balance is payable as a death benefit to the participant’s designated beneficiary.

h.                 Withdrawals While Employed

Prior to termination of employment, pretax salary-reduction and catch-up contributions (and income earned on such contributions prior to 1989) and certain other contributions may be withdrawn in the event of hardship.  A participant who receives a hardship withdrawal is prohibited from making additional pretax salary reduction contributions to the Plan for six months following the hardship withdrawal.

Upon request, a participant may withdraw tax-deductible voluntary contributions or after-tax contributions previously allowed under the Plan.  These contributions are no longer permitted under the Plan.

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Participants who elect to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.

A participant who is age 59½ or older may elect to receive an in-service distribution from his or her account once per year.

i.                     Notes Receivable from Participants

Participants may borrow from their accounts.  The loans must be on commercially reasonable terms and be evidenced by a note.  The minimum note amount is $1,000 and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months, or 50% of the participant’s eligible vested account balance.  The term of a note generally may not exceed 5 years, except that a note used to purchase a principal residence may have a term of up to 15 years.  The interest rate on a note is set at the time a participant applies for the note.  The interest rate is currently two percentage points above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note is made.  All outstanding notes are collateralized by 50% of the participant’s vested account balance, determined when a note is approved.  Notes outstanding at December 31, 2011 bear interest at various rates ranging from 3.5% to 9.25%.  Principal and interest payments are made ratably through payroll deductions.  Participants are allowed up to two notes outstanding at any one time from the Plan.

j.                     Vesting

Salary reduction contributions are fully vested when made.  Matching contributions for participants first employed after April 30, 2011 are subject to a six-year graded vesting schedule as noted below, except that such amounts become fully vested when the participant attains age 65 if the participant is still employed by a Participating Employer.

Years of Vesting Service	Vested Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

2.                           Summary of Significant Accounting Policies

a.                 Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

b.                 Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

c.                  Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a discussion of fair value measurements.  Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

d.                 Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions.

e.                 Payment of Benefits

The Plan records benefits when they are paid.

f.                     Risks and Uncertainties

The Plan may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Master Trust held common stock in HEI representing approximately 23% and 21% of the Plan’s net assets at December 31, 2011 and 2010, respectively.

g.                 Recent Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires new fair value hierarchy disclosures and clarifies existing disclosures.  Certain provisions are effective for the Plan in 2010, while other provisions are effective for the Plan in 2011.  The Plan early adopted this standard in 2009, which did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” which stipulates that participant loans should be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted this standard in 2010.

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS),” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS.  The amendments are of two types:  (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  The Plan’s management is

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

h.                 Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

3.                           Fair Value Measurements

a.                 Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value:

ASB Money Market Account – Valued at cost which approximates fair value.

Mutual Funds – Valued at the net asset value (NAV) of shares held by the Plan at year end.

Hawaiian Electric Industries, Inc. Common Stock Fund – Invests primarily in shares of HEI common stock with a fractional amount invested in interest-bearing cash equivalents.  Investment in HEI common stock is valued at the closing price on the last business day of the Plan year reported on the active market on which the common stock is traded.  Cash equivalents include investments in money market funds valued at net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

b.                 Fair Value Hierarchy

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The following are the three levels of the fair value hierarchy under this standard:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2

Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs are unobservable inputs for the asset or liability.

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

4.                           Interest in Master Trust

Effective December 31, 2008, the Trust Agreement between HEI and Fidelity Management Trust Company (the Trustee) was amended to include the HEIRS Plan and the American Savings Bank (ASB) 401(k) Plan in a Master Trust.  As such, all of the Plan’s investments and notes receivable from participants are in the Master Trust.  Each participating retirement plan has an undivided interest in the Master Trust which is affected by participants’ decisions with respect to their individual accounts.  The assets of the Master Trust are held by the Trustee.

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses.  The Plan’s interest in the assets of the Master Trust was approximately 81% and 82% at December 31, 2011 and 2010, respectively.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The following table presents the assets of the Master Trust and the Plan’s interest in the Master Trust:

	2011	2010

Investments
Mutual funds	$268,195,047	$240,788,781
HEI Common Stock Fund	77,258,991	66,847,584
ASB Money Market Account	-	29,122,948
Total investments	345,454,038	336,759,313
Notes receivable from participants	8,308,351	7,077,334
	$353,762,389	$343,836,647
Plan Interest in Master Trust
Investments	$281,286,297	$276,022,614
Notes receivable from participants	5,964,986	5,054,340

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table presents the income of the Master Trust:

	2011	2010

Net (depreciation) appreciation in fair value of investments
Mutual funds	$(14,467,539)	$ 23,270,231
HEI Common Stock Fund	10,559,856	5,635,313
Dividends and interest	9,726,220	7,555,713
Total investment income	$ 5,818,537	$ 36,461,257
Interest from participants’ notes receivable	$ 341,971	$ 337,910

Plan Interest in Master Trust
Investment income	$ 5,329,530	$ 30,201,597
Interest from participants’ notes receivable	250,302	254,549

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2011 and 2010.  There are no Level 3 investments held by the Master Trust.

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs	December 31,
	(Level 1)	(Level 2)	2011

Investments
Mutual funds
Money market	$ 43,617,379	$ -	$ 43,617,379
Bond	21,048,663	-	21,048,663
Balanced/hybrid	24,438,653	-	24,438,653
Domestic equity	115,077,356	-	115,077,356
International equity	15,330,507	-	15,330,507
Lifecycle	48,682,489	-	48,682,489
HEI Common Stock Fund	-	77,258,991	77,258,991
	$268,195,047	$77,258,991	$345,454,038

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs	December 31,
	(Level 1)	(Level 2)	2010

Investments
Mutual funds
Money market	$ 11,581,957	$ -	$ 11,581,957
Bond	17,150,752	-	17,150,752
Balanced/hybrid	25,181,147	-	25,181,147
Domestic equity	125,016,633	-	125,016,633
International equity	18,317,626	-	18,317,626
Lifecycle	43,540,666	-	43,540,666
HEI Common Stock Fund	-	66,847,584	66,847,584
ASB Money Market Account	-	29,122,948	29,122,948
	$240,788,781	$ 95,970,532	$336,759,313

5.                           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, and each Participating Employer has the right to discontinue its contributions or terminate its participation.  In the event of Plan termination, affected participants become 100% vested in their accounts.

6.                           Federal Income Taxes

The Plan and related trust are qualified under the Internal Revenue Code (Code) and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code.  On June 16, 2011, the Internal Revenue Service (IRS) issued the latest favorable determination letter covering the Plan.  This latest determination letter does not cover amendments made to the Plan since January 1, 2008.  The Company and its outside ERISA/tax counsel believe that the amendments made since January 1, 2008 meet applicable federal tax law requirements, but the next determination letter application covering these amendments is not expected to be made until January 2013.

The Company is not aware of any Code or ERISA violations that would jeopardize the Plan’s tax exempt status and, as of December 31, 2011, has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is periodically audited by the IRS and the U.S. Department of Labor (DOL); however, there are currently no audits in progress.  The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

7.                           Related-Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (FMR).  Fidelity Management Trust Company (FMTC), an affiliate of FMR, is

Hawaiian Electric Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

the Trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions for which a statutory exemption exists.

Fees charged to the Plan and paid by the Participating Employers for record-keeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, amounted to approximately $26,000 for the year ended December 31, 2011 and $17,000 for the year ended December 31, 2010.

Plan participants were able to invest in the ASB Money Market Account through October 17, 2011, when it was removed as an investment option.  ASB is a wholly owned, indirect subsidiary of HEI and, therefore, these transactions are considered party-in-interest transactions.  There is a statutory exemption from the prohibited transaction rules under ERISA for investments in the ASB Money Market Account.

Plan participants may also elect to invest in the HEI Common Stock Fund, which consists of shares of HEI common stock and short-term liquid investments.  Since HEI is the Plan sponsor, investments in the HEI Common Stock Fund are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists.  During the year ended December 31, 2011, the Master Trust made purchases of 84,971 shares of HEI common stock for a total purchase price of $1.8 million and sales of 148,239 shares of HEI common stock for total sales proceeds of $3.0 million.  During the year ended December 31, 2010, the Master Trust made purchases of 530,598 shares of HEI common stock for a total purchase price of $9.7 million and sales of 574,096 shares of HEI common stock for total sales proceeds of $10.5 million.